SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR JULY 22, 2003

STET Hellas Telecommunications S.A.

(Exact name of Registrant as specified in its Charter)

STET Hellas Telecommunications S.A.

(Translation of Registrant’s name into English)

66 Kifissias Ave.

Marousi
Athens 151 25
Greece
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [x]   Form 40-F   [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes   [   ]   No   [x]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index
SIGNATURE

Exhibit Index

Exhibit No.	Description

99.1	Press Release Dated 22 July Announcing First Half 2003 Headline Financial Results and Second Quarter 2003 Customer Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

22 July 2003

STET Hellas
Telecommunications S.A.

By:	/s/ Nikolaos Varsakis

	Name:	Nikolaos Varsakis
	Title:	Chief Executive Officer and Managing Director

EXHIBIT 99.1

Press Release Dated 22 July 2003 Announcing First Half 2003 Headline Financial Results and Second Quarter 2003 Customer Results

STET Hellas Telecommunications SA

NEWS FOR INVESTORS

STET HELLAS 1H03 PRELIMINARY FINANCIAL RESULTS
TOTAL REVENUES GROW BY 24.9%
EBITDA IMPROVES 25.8%
EBITDA MARGIN AT 35.4 % OF SERVICE REVENUES

ATHENS, July 22, 2003 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced another set of strong headline financial results for the first half of 2003:

•	Total revenues increased by 24.9% year-on-year, reaching € 380.6 million. Service Revenues were € 362.4 million, up 22.8%

•	Blended ARPU for the period increased by 4.2% year-on-year to € 23.3, while contract ARPU improved by 12.2% to € 45.9 in the first half of 2003.

•	EBITDA (operating profit before depreciation & amortization) for the period was € 128.3 million, increasing 25.8% year-on-year, bringing the EBITDA margin to 33.7% on total revenues or 35.4% on service revenues, versus 33.5% and 34.5% respectively, in the first half of 2002.

EBITDA Breakdown

	1H03	1H02	% Change

Total Revenues	380,574	304,677	24.9%
Total Operating Costs	305,556	250,880	21.8%
Operating Income	75,018	53,797	39.4%
Depreciation & Amortization	53,241	48,131	10.6%
EBITDA	128,259	101,928	25.8%
EBITDA margin on total revenues	33.7%	33.5%

•	Expenditures relating to fixed assets amounted to € 37.1 million.

•	Net Financial Debt dropped to € 230.8 million, versus € 246.5 million at the end of 2002.

The preliminary results are consolidated, unaudited and based on US Generally Accepted Accounting Principles (US GAAP).

- END -

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.6 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.

STET Hellas Telecommunications SA

NEWS FOR INVESTORS

SECOND QUARTER 2003 CUSTOMER RESULTS:
17% GROWTH IN CUSTOMER BASE YEAR-ON-YEAR
BUSINESS CUSTOMERS INCREASE TO AROUND 38% OF
CONTRACT CUSTOMER BASE

ATHENS, July 22, 2003 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced their customer results for the second quarter of 2003:

•	Total number of customers reached 2,672,267, an increase of 17.0% year-on-year.

•	Total net additions for the second quarter of 2003 were 90,938, up 34.4% versus the previous quarter.

•	Prepaid net additions for the quarter amounted to 71,719. Contract net additions were 19,219, representing 21.1% of the total quarter net additions.

•	Prepaid customers numbered 1,880,196 – representing 70.4% of the total customer base – while contract customers numbered 792,071.

The B BEST offer targeted towards the high-end business market once more drove growth in the contract segment, with business customers now representing approximately 38% of the total contract customer base. While in the prepaid segment, the widely accepted FREE2GO offer coupled with the newly launched For All package, fueled prepaid customer growth.

Annualized blended churn demonstrated significant improvement, decreasing by 10.5 percentage points to 23.3% from 33.8% year-on-year, while contract churn remained almost stable at 37.0%, versus 36.3% in 2Q02.

STET Hellas intensifies its efforts to continuously improve the quality of its customer base by coupling its product offerings with intuitive value-added services building its way to the new era of 3G. Over the first half of the year, the company complemented its MMS offer with the launch of a series of distinctive services such as MMS Weather, providing location-based weather information, as well as TELESTET’s Video news service, offering its subscribers both local and international news on the spot.

“Having entered a new stage of the mobile telecommunications industry whereby operators must tailor their growth models to a new environment, STET Hellas continues to successfully pursue its strategy of building a dynamic customer base to support the company’s long-stated goal towards further profitability improvement— a strategy that has recently been rewarded through the identification of STET Hellas near the top of the best-performing technology companies, on Business Week’s InfoTech 100 list,” stated Mr. Nikolaos Varsakis, CEO and Managing Director of STET Hellas.

- END -

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.6 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.